EXHIBIT 99.1

Condensed Interim Consolidated Financial Statements

September 30, 2024 and 2023

(expressed in thousands of Canadian dollars) - Unaudited

NexGen Energy Ltd.

Condensed Interim Consolidated Statements of Financial Position

(expressed in thousands of Canadian Dollars) - Unaudited

	September 30, 2024	December 31, 2023	January 1, 2023
Assets		Restated - Note 3(d)	Restated - Note 3(d)
Current assets
Cash	$537,766	$290,743	$134,447
Marketable securities	—	—	5,775
Amounts receivable	1,238	1,940	1,801
Prepaid expenses and other assets	5,197	13,770	2,165
Lease receivable (Note 10(a))	512	512	—
	544,713	306,965	144,188
Non-current assets
Exploration and evaluation assets (Note 5)	549,296	451,356	405,248
Property and equipment (Note 6)	5,859	5,404	5,048
Investment in associate (Note 7)	239,436	240,116	—
Deposits	82	82	76
Strategic inventory (Note 8)	341,150	—	—
Lease receivable (Note 10(a))	3,118	3,502	—
Total assets	$1,683,654	$1,007,425	$554,560

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 9)	$37,660	$26,986	$13,723
Lease liabilities (Note 10(c))	990	926	775
Flow-through share premium liability	—	—	2,069
Convertible debentures (Note 9)	429,924	158,478	80,021
	468,574	186,390	96,588
Non-current liabilities
Long-term lease liabilities (Note 10(c))	266	1,016	1,688
Deferred income tax liabilities	—	—	867
Total liabilities	$468,840	$187,406	$99,143

Equity
Share capital (Note 11)	$1,388,054	$1,009,130	$712,603
Reserves (Note 11)	132,783	116,934	94,680
Accumulated other comprehensive income (deficit)	9,153	(2,041)	460
Accumulated deficit	(315,176)	(304,004)	(389,867)
Equity attributable to NexGen Energy Ltd. shareholders	1,214,814	820,019	417,876
Non-controlling interests	—	—	37,541
Total equity	1,214,814	820,019	455,417
Total liabilities and equity	$1,683,654	$1,007,425	$554,560

Nature of operations (Note 2)

Commitments (Note 14)

The accompanying notes are an integral part of these consolidated financial statements.

1

NexGen Energy Ltd.

Condensed Interim Consolidated Statements of Net Income (Loss) and Comprehensive Income (Loss)

(expressed in thousands of Canadian Dollars, except per share and share information) - Unaudited

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023

Expenses
Salaries, benefits and directors’ fees	$2,363	$2,185	$7,732	$7,204
Office, administrative, and travel	4,540	4,406	14,305	10,012
Professional fees and insurance	2,993	6,661	9,805	12,631
Depreciation (Note 6)	580	483	1,660	1,308
Share-based payments (Note 11(b))	8,236	10,901	20,320	23,074
	(18,712)	(24,636)	(53,822)	(54,229)

Finance income	6,277	1,103	15,705	3,706
Mark-to-market gain (loss) on convertible debentures (Note 9)	32,867	(39,619)	46,299	(38,495)
Interest expense on convertible debentures (Note 9)	(11,295)	(991)	(20,726)	(2,369)
Interest on lease liabilities (Note 10(c))	(25)	(37)	(89)	(121)
Share of net income (loss) from associate (Note 7)	1,359	—	(2,158)	—
Loss on dilution of ownership interest in associate (Note 7)	(256)	—	(101)	—
Loss on disposal of assets	—	(12)	—	(12)
Foreign exchange gain (loss)	(474)	680	323	145
Other expense	—	—	(159)	—
Income (loss) before taxes	9,741	(63,512)	(14,728)	(91,375)

Deferred income tax recovery	511	316	3,556	1,574
Net income (loss)	10,252	(63,196)	(11,172)	(89,801)

Items that may not be reclassified subsequently to profit or loss:

Change in fair value of convertible debenture attributable to the change in credit risk (Note 9)	1,894	327	13,171	239
Change in fair value of marketable securities	—	33	—	(534)
Deferred income tax expense	(511)	(94)	(3,556)	(20)
Share of other comprehensive income (loss) of associate (Note 7)	(168)	—	1,579	—
Net comprehensive income (loss)	$11,467	$(62,930)	$22	$(90,116)
Net income (loss) attributable to:
Shareholders of NexGen Energy Ltd.	$10,252	$(52,135)	$(11,172)	$(78,085)
Non-controlling interests	—	(11,061)	—	(11,716)
	$10,252	$(63,196)	$(11,172)	$(89,801)
Net comprehensive income (loss) attributable to:
Shareholders of NexGen Energy Ltd.	$11,467	$(51,834)	$22	$(78,076)
Non-controlling interests	—	(11,096)	—	(12,040)
	$11,467	$(62,930)	$22	$(90,116)

Earnings (loss) per share attributable to NexGen Energy Ltd. shareholders (Note 15)
Basic earnings (loss) per share	$0.02	$(0.11)	$(0.02)	$(0.16)
Diluted loss per share	$(0.02)	$(0.11)	$(0.02)	$(0.16)

Weighted average common shares outstanding (Note 15)
Basic	564,693,987	491,274,394	550,962,116	489,872,514
Diluted	621,899,927	491,274,394	550,962,116	489,872,514

The accompanying notes are an integral part of these consolidated financial statements.

2

NexGen Energy Ltd.

Condensed Interim Consolidated Statements of Cash Flows

(expressed in thousands of Canadian dollars) - Unaudited

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Net income (loss) for the period:	$10,252	$(63,196)	$(11,172)	$(89,801)
Adjust for:
Depreciation (Note 6)	580	483	1,660	1,308
Share-based payments (Note 11(b))	8,236	10,901	20,320	23,074
Mark-to-market (gain) loss on convertible debenture (Note 9)	(32,867)	39,619	(46,299)	38,495
Interest expense on convertible debentures (Note 9)	11,295	991	20,726	2,369
Interest on lease liabilities (Note 10(c))	25	37	89	121
Share of net (income) loss from associate (Note 7)	(1,359)	—	2,158	—
Loss on dilution of ownership interest in associate (Note 7)	256	—	101	—
Deferred income tax recovery	(511)	(316)	(3,556)	(1,574)
Unrealized foreign exchange (gain) loss	654	(334)	(143)	(3)
Loss on disposal of assets	—	12	—	12
Other expense	—	—	159	—
Operating cash flows before working capital	(3,439)	(11,803)	(15,957)	(25,999)
Changes in working capital items:
Amounts receivable	87	(428)	617	256
Prepaid expenses and other	111	3,932	2,090	(4,249)
Accounts payable and accrued liabilities	405	1,016	(1,309)	(12)
Deposits	—	(5)	—	(5)
Cash used in operating activities	$(2,836)	$(7,288)	$(14,559)	$(30,009)

Expenditures on exploration and evaluation assets (Note 5)	(31,499)	(27,116)	(90,446)	(68,317)
Acquisition of marketable securities	—	—	—	(2,000)
Acquisition of property and equipment (Note 6)	(529)	(1,207)	(2,274)	(5,655)
Cash used in investing activities	$(32,028)	$(28,323)	$(92,720)	$(75,972)

Proceeds from at-the-market equity program, net of issuance costs (Note 11)	—	150,217	130,237	177,255
Proceeds from ASX CDI offering, net of issuance costs (Note 11)	(541)	—	215,780	—
Issuance of convertible debentures, net of issuance costs (Note 9)	—	147,955	—	147,955
Proceeds from exercise of options	1,859	7,661	13,596	18,845
Payment of lease liabilities (Note 10(c))	(260)	(234)	(775)	(695)
Interest paid on convertible debentures	—	(304)	(4,536)	(1,241)
Cash provided by financing activities	$1,058	$305,295	$354,302	$342,119

Realized foreign exchange gain (loss) on cash	(791)	189	—	(141)
Increase (decrease) in cash	$(34,597)	$269,873	$247,023	$235,997

Cash, beginning of period	572,363	100,571	290,743	134,447
Increase (decrease) in cash	(34,597)	269,873	247,023	235,997
Cash, end of period	$537,766	$370,444	$537,766	$370,444

Supplemental cash flow information (Note 12)

The accompanying notes are an integral part of these consolidated financial statements.

3

NexGen Energy Ltd.
Condensed Interim Consolidated Statements of Changes in Equity
(expressed in thousands of Canadian dollars, except share information) - Unaudited

	Share Capital
	Common Shares
	Number	Amount	Reserves	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Attributable to shareholder’s of NexGen Energy Ltd.	Non- controlling interests	Total
Balance at December 31, 2022	482,530,145	$712,603	$94,680	$460	$(389,867)	$417,876	$37,541	$455,417
At-the-market equity program, net of issuance costs (Note 11)	24,724,125	175,299	—	—	—	175,299	—	175,299
Share-based payments (Note 11(b))	—	—	22,719	—	—	22,719	4,672	27,391
Shares issued on exercise of stock options (Note 11(b))	5,655,482	29,838	(11,412)	—	—	18,426	—	18,426
Shares issued on convertible debentures conversion (Note 9)	8,663,461	72,773	—	—	—	72,773	—	72,773
Shares issued for convertible debenture interest payments (Note 9)	65,560	434	—	—	—	434	—	434
Shares issued for convertible debenture establishment fee (Note 9)	634,615	4,443	—	—	—	4,443	—	4,443
Ownership changes relating to non-controlling interests	—	—	—	—	279	279	307	586
Net loss for the period	—	—	—	—	(78,085)	(78,085)	(11,716)	(89,801)
Reclass accumulated other comprehensive income related to converted debentures (Note 9)	—	—	—	361	(361)	—	—	—
Other comprehensive loss	—	—	—	9	—	9	(324)	(315)
Balance at September 30, 2023	522,273,388	$995,390	$105,987	$830	$(468,034)	$634,173	$30,480	$664,653

Balance at December 31, 2023	525,340,525	$1,009,130	$116,934	$(2,041)	$(304,004)	$820,019	$—	$820,019
At-the-market equity program, net of issuance costs (Note 11)	13,000,800	129,955	—	—	—	129,955	—	129,955
Shares issued on ASX CDI Offering, net of issuance costs (Note 11)	20,161,290	215,664	—	—	—	215,664	—	215,664
Share-based payments (Note 11(b))	—	—	23,235	—	—	23,235	—	23,235
Shares issued on exercise of stock options (Note 11(b))	5,368,673	20,982	(7,386)	—	—	13,596	—	13,596
Shares issued for convertible debenture interest payments (Note 9)	215,219	2,088	—	—	—	2,088	—	2,088
Shares issued for convertible debentures establishment fee (Note 9)	909,090	10,235	—	—	—	10,235	—	10,235
Net loss for the period	—	—	—	—	(11,172)	(11,172)	—	(11,172)
Other comprehensive income	—	—	—	11,194	—	11,194	—	11,194
Balance at September 30, 2024	564,995,597	$1,388,054	$132,783	$9,153	$(315,176)	$1,214,814	$—	$1,214,814

The accompanying notes are an integral part of these consolidated financial statements.

4

NexGen Energy Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2024 and 2023

(expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited

1.	REPORTING ENTITY

NexGen Energy Ltd. (“NexGen” or the “Company”) is an exploration and development stage entity engaged in the acquisition, exploration and evaluation and development of uranium properties in Canada. The Company was incorporated pursuant to the provisions of the British Columbia Business Corporations Act on March 8, 2011. The Company’s registered records office is located on the 25th Floor, 700 West Georgia Street, Vancouver, B.C., V7Y 1B3.

The Company is listed on the Toronto Stock Exchange (the “TSX”) under the symbol “NXE” and is a reporting issuer in each of the provinces of Canada. On July 2, 2021, the Company commenced trading on the Australian Stock Exchange (the “ASX”) under the symbol “NXG”. On March 4, 2022, the Company up-listed from NYSE American exchange (the “NYSE American”) and began trading on the New York Stock Exchange (“NYSE”) under the symbol “NXE”.

The Company has three wholly owned subsidiaries: NXE Energy Royalty Ltd., NXE Energy SW1 Ltd., and NXE Energy SW3 Ltd. (collectively, the “Subsidiaries”). The Subsidiaries were incorporated to hold certain exploration assets of the Company. In 2016, certain exploration and evaluation assets were transferred to each of IsoEnergy Ltd. (“IsoEnergy”), NXE Energy SW1 Ltd. and NXE Energy SW3 Ltd. Subsequent to the transfer, IsoEnergy shares were listed on the TSX-V.

On December 5, 2023, NexGen deconsolidated IsoEnergy due to the completion of a merger between IsoEnergy and Consolidated Uranium Inc., which resulted in NexGen losing control of IsoEnergy. The Company’s investment in IsoEnergy has been accounted for using the equity method of accounting from this date. The Company owns approximately 32.8% of IsoEnergy’s outstanding common shares as of September 30, 2024 (December 31, 2023 - 33.9%). IsoEnergy’s shares commenced trading on the TSX on July 8, 2024 and ceased trading on the TSX-V at the close of business on July 5, 2024.

2.	NATURE OF OPERATIONS

As an exploration and development stage company, the Company does not have revenues and historically has recurring operating losses. As at September 30, 2024, the Company had an accumulated deficit of $315,176, working capital of $76,139 including the convertible debentures, and $537,766 of cash. Although the Company will be required to obtain additional funding to continue with the exploration and development of its mineral properties, the Company has sufficient working capital to meet its current obligations for at least the next fifteen months.

The business of exploring for minerals and development of projects involves a high degree of risk. NexGen is an exploration and development company and is subject to risks and challenges similar to companies in a comparable stage. These risks include, but are not limited to, development and operational risks inherent in the mining industry; changes in government policies and regulations; the ability to obtain the necessary environmental permits or, alternatively NexGen's ability to dispose of its exploration and evaluation assets on an advantageous basis; as well as global economic and uranium price volatility; and the challenges of securing adequate capital; all of which are uncertain.

The underlying value of the exploration and evaluation assets is dependent upon the existence and economic recovery of mineral reserves and is subject to, but not limited to, the risks and challenges identified above. Changes in future conditions could require material write-downs of the carrying value of exploration and evaluation assets.

3.	BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICIES
a)	Basis of Presentation

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Certain disclosures required by IFRS have been condensed or omitted in the following note disclosures as they are disclosed or have been disclosed on an annual basis only. Accordingly, these condensed interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the years ended December 31, 2023 and 2022 (“annual financial statements”), which have been prepared in accordance with IFRS. These condensed interim consolidated financial statements follow the same accounting policies and methods of application as the annual financial statements except for the net realizable value assessment related to strategic inventory (Note 3(c)), and the adoption of amendments to IAS 1 as in Note 3(d).

On November 7, 2024, the Board of Directors authorized these financial statements for issuance.

5

NexGen Energy Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2024 and 2023

(expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited

b)	Basis of Consolidation

The accounts of the subsidiaries controlled by the Company are included in the condensed interim consolidated financial statements from the date that control commenced until the date that control ceases. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The subsidiaries of the Company and their geographic locations at September 30, 2024 are as follows:

Name of Subsidiary	Location	Percentage Ownership
NXE Energy Royalty Ltd.	Canada	100%
NXE Energy SW1 Ltd.	Canada	100%
NXE Energy SW3 Ltd.	Canada	100%

Intercompany balances, transactions, income and expenses arising from intercompany transactions are eliminated in full on consolidation.

c)	Adoption of material accounting policies

Inventories

Inventories are measured at the lower of cost and net realizable value at each reporting period. Cost is comprised of cost of purchase and other costs incurred in bringing the inventories to their present location and condition. Net realizable value is based on the most reliable evidence available at the time the estimates are made, of the amount the inventories are expected to realize in the time period the inventories are expected to be sold. Inventories that are not expected to be sold within 12 months are classified as strategic inventory, a non-current asset.

d)	Adoption of new accounting standards

Amendments to IAS 1 related to the Classification of Liabilities as Current or Non-Current, as issued in 2020, aim to clarify the requirements on determining whether a liability is current or non-current, and apply retrospectively for annual reporting periods beginning on or after January 1, 2024. Among other items, the amendments clarify how a company classifies a liability that can be settled in its own shares.

Under the amendments to IAS 1, when a liability includes a counterparty conversion option that may be settled in the Company’s common shares, the Company takes into account the conversion option in classifying the liability as current or non-current, except when it is classified as an equity component of a compound instrument. Previously, the Company did not take the conversion options of the counterparty to the Company’s convertible debentures into account when classifying the convertible debentures as current or non-current.

The Company has applied the amendments retrospectively for the period ended September 30, 2024, resulting in the balance of principal outstanding for the convertible debentures being classified in full as a current liability and restated for comparative periods December 31, 2023 and January 1, 2023.

4.	CRITICAL ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS IN ACCOUNTING POLICIES

The significant judgments, estimates and assumptions made by management in applying the Company’s accounting policies are consistent with those that applied to the annual financial statements, except for the net realizable value assessment related to strategic inventory (Note 3(c)), and actual results may differ from these estimates.

6

NexGen Energy Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2024 and 2023

(expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited

5.	EXPLORATION AND EVALUATION ASSETS
	Rook I	Other Athabasca Basin Properties	IsoEnergy Properties	Total
Acquisition Cost
Balance at December 31, 2023	$235	$1,459	$—	$1,694
Additions	—	—	—	$—
Balance as at September 30, 2024	$235	$1,459	$—	$1,694
Deferred exploration costs
Balance at December 31, 2023	428,398	21,264	—	449,662
Additions:
Camp and infrastructure	13,510	—	—	13,510
General exploration and drilling	20,287	613	—	20,900
Environmental, permitting, and engagement	12,125	—	—	12,125
Technical, engineering and design	26,449	—	—	26,449
Geological and geophysical	166	1,583	—	1,749
Labour and wages	18,869	383	—	19,252
Share-based payments (Note 11(b))	2,915	—	—	2,915
Travel	1,040	—	—	1,040
Total Additions	95,361	2,579	—	97,940
Balance as at September 30, 2024	$523,759	$23,843	$—	$547,602
Total costs, September 30, 2024	$523,994	$25,302	$—	$549,296

	Rook I	Other Athabasca Basin Properties	IsoEnergy Properties	Total
Acquisition cost
Balance at December 31, 2022	$235	$1,458	$26,628	$28,321
Additions	—	1	4	5
Disposals due to deconsolidation of IsoEnergy	—	—	(26,632)	(26,632)
Balance as at December 31, 2023	$235	$1,459	$—	$1,694
Deferred exploration costs
Balance at December 31, 2022	$329,012	$9,603	$38,312	$376,927
Additions:
General exploration and drilling	6,488	7,574	5,514	19,576
Environmental, permitting, and engagement	17,583	—	—	17,583
Technical, engineering and design	59,863	—	54	59,917
Geochemistry and assays	—	—	143	143
Geological and geophysical	323	2,978	2,732	6,033
Labour and wages	14,796	1,109	1,048	16,953
Share-based payments	5,605	—	1,262	6,867
Travel	954	—	303	1,257
Total Additions	105,612	11,661	11,056	128,329
Disposals due to deconsolidation of IsoEnergy	(6,226)		(49,368)	(55,594)
Balance as at December 31, 2023	$428,398	$21,264	$—	$449,662
Total costs, December 31, 2023	$428,633	$22,723	$—	$451,356

7

NexGen Energy Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2024 and 2023

(expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited

6.	PROPERTY AND EQUIPMENT
	Machinery and Equipment	Computer Equipment and Software	Other	Total
Cost
As at December 31, 2022	$6,665	$1,978	$5,891	$14,534
Additions	6,009	66	253	6,328
Disposals	(101)	—	—	(101)
Transfer to lease receivable (Note 10(a))	(4,100)	—	—	(4,100)
Disposals due to deconsolidation of IsoEnergy	(107)	(65)	—	(172)
As at December 31, 2023	$8,366	$1,979	$6,144	$16,489
Additions	2,109	165	—	2,274
Disposals	(159)	•	—	(159)
Balance as at September 30, 2024	$10,316	$2,144	$6,144	$18,604
Accumulated Depreciation
As at December 31, 2022	$4,703	$1,731	$3,098	$9,532
Depreciation	626	162	980	1,768
Disposals	(81)	—	—	(81)
Disposals due to deconsolidation of IsoEnergy	(69)	(65)	—	(134)
Balance as at December 31, 2023	$5,179	$1,828	$4,078	$11,085
Depreciation	770	97	793	1,660
Balance as at September 30, 2024	$5,949	$1,925	$4,871	$12,745

Net book value at December 31,2023	$3,187	$151	$2,066	$5,404
Net book value at September 30, 2024	$4,367	$219	$1,273	$5,859
7.	INVESTMENT IN ASSOCIATE
IsoEnergy Ltd.
Balance, December 31, 2022	$—
Fair value of retained interest in IsoEnergy on December 5, 2023	239,735
Share of net income from associate	920
Share of other comprehensive loss from associate	(539)
Balance, December 31, 2023	$240,116
Loss on dilution of ownership interest in associate	(101)
Share of net loss from associate	(2,158)
Share of other comprehensive income from associate	1,579
Balance, September 30, 2024	$239,436
Fair value of investment in associate as at September 30, 2024	$203,394

The fair value of the investment in associate as at September 30, 2024 is measured using the closing market price of IsoEnergy on September 30, 2024.

8

NexGen Energy Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2024 and 2023

(expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited

Summarized financial information for IsoEnergy is as follows:

	Nine months ended September 30, 2024	Year ended December 31, 2023
Cash	$35,755	$37,033
Other current assets	1,916	1,192
Marketable securities	32,474	17,036
Non-current assets	309,692	291,937
Total assets	$379,837	$347,198

Current liabilities	42,222	41,065
Non-current liabilities	6,150	3,113
Total liabilities	$48,372	$44,178

Net loss	$(6,630)	$(18,689)
Other comprehensive income (loss)	$4,653	$(2,618)
Total comprehensive income (loss)	$(1,977)	$(21,307)
8.	STRATEGIC INVENTORY

On May 28, 2024, the Company closed an agreement to purchase 2,702,410 pounds of natural uranium concentrate (“U3O8”) for an aggregate purchase price of $341,150 (US$250 million), which was satisfied through the issuance of US$250 million aggregate principal amount of five year, 9.0% per annum unsecured convertible debentures (the “2024 Debentures”) (Note 9). The strategic inventory is valued at cost of $341,150 as at September 30, 2024 as net realizable value exceeds this amount.

9.	CONVERTIBLE DEBENTURES
	2024 Debentures	2023 Debentures	2020 Debentures	2020 IsoEnergy Debentures	2022 IsoEnergy Debentures	Total
Fair value at December 31, 2022	$—	$—	$52,615	$22,269	$5,137	$80,021
Fair value on issuance	—	143,702	—	—	—	143,702
Fair value adjustment	—	14,776	20,158	13,938	1,305	50,177
Settlement with shares	—	—	(72,773)	—	—	(72,773)
Disposals due to deconsolidation of IsoEnergy	—	—	—	(36,207)	(6,442)	(42,649)
Fair value at December 31, 2023	$—	$158,478	$—	$—	$—	$158,478
Fair value on issuance	330,916	—	—	—	—	330,916
Fair value adjustment	(48,602)	(10,868)	—	—	—	(59,470)
Fair Value at September 30, 2024	$282,314	$147,610	$—	$—	$—	$429,924

The fair value adjustment is attributable to mark-to-market gains of $34,761 and $59,470 for the three and nine months ended September 30, 2024, respectively (three and nine months ended September 30, 2023 - loss of $39,292 and $38,256, respectively). The gain for the three and nine months ended September 30, 2024 was bifurcated with the amount of the change in fair value of the convertible debentures attributable to changes in the credit risk of the liability recognized in other comprehensive income (loss) of gains of $1,894 and $13,171 for the three and nine months ended September 30, 2024, respectively (three and nine months ended September 30, 2023 - gain of $327 and $239, respectively) and the remaining amount recognized in the consolidated statement of income (loss) for the three and nine months ended September 30, 2024 with gains of $32,867 and $46,299 respectively (three and nine months ended September 30, 2023 - loss of $39,619 and $38,495, respectively).

9

NexGen Energy Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2024 and 2023

(expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited

As at September 30, 2024, $14,732 of accrued interest relating to the 2023 Debentures and 2024 Debentures is included in account payable and accrued liabilities.

2020 Debentures

On September 28, 2023, the holders of the 2020 Debentures elected to convert their US$15 million principal amount of 7.5% unsecured convertible debentures, due to mature on May 27, 2025, into common shares of the Company. The Company issued 8,663,461 common shares relating to the conversion of the principal and 19,522 common shares relating to the accrued and unpaid interest up to the date of conversion for the 2020 Debentures. The amounts recorded in other comprehensive income as a result of changes in credit risk of the 2020 Debentures from inception through to conversion totaling losses of $361 were reclassified to accumulated deficit. The fair value of the 2020 Debentures at conversion was based on the number of shares issued at the closing share price on the conversion date of $8.40. The fair value of the shares issued for interest was based on the closing share price on the date of issuance and recorded as interest expense in the consolidated statement of net loss and comprehensive loss.

2023 Debentures

On September 22, 2023, the Company entered into a US$110 million private placement of unsecured convertible debentures (the “2023 Debentures”). The Company received gross proceeds of $148,145 (US$110 million), and paid a 3% establishment fee of $4,443 (US$3,300) to the debenture holders through the issuance of 634,615 common shares. The fair value of the 2023 Debentures on issuance date was determined to be $143,702 (US$106,700).

The 2023 Debentures bear interest at a rate of 9% per annum, payable semi-annually in US dollars on June 10 and December 10 in each year. Two thirds of the interest (equal to 6% per annum) is payable in cash and one third of the interest (equal to 3% per annum) is payable, subject to any required regulatory approval, in common shares of the Company, using the volume-weighted average trading price (“VWAP”) of the common shares on the NYSE for the 20 consecutive trading days ending three trading days preceding the date on which such interest payment is due. The 2023 Debentures are convertible at any time into common shares of the Company at the option of the debenture holders under certain conditions, at a conversion price of US$6.76 into a maximum of 16,272,189 common shares of the Company.

The 2023 Debentures were valued using a convertible bond pricing model based on a system of two coupled Black-Scholes equations where the debt and equity components are separately valued based on different default risks and assumptions. The inputs used in the pricing model as at September 30, 2024 and December 31, 2023 are as follows:

	September 30, 2024	December 31, 2023
Volatility	40.00%	43.00%
Expected life	4.0 years	4.7 years
Risk free interest rate	3.25%	3.84%
Expected dividend yield	0%	0%
Credit spread	22.53%	16.60%
Underlying share price of the Company	US$6.53	US$7.00
Conversion exercise price	US$6.76	US$6.76

2024 Debentures

On May 28, 2024, the Company closed an agreement to purchase 2,702,410 pounds of U3O8 (Note 8) for an aggregate purchase price of US$250 million, which was satisfied through the issuance of US$250 million of unsecured convertible debentures. The Company paid a 3% establishment fee of $10,235 (US$7,500) to the debenture holders through the issuance of 909,090 common shares. The fair value of the 2024 Debentures on issuance date was determined to be $330,916 (US$242,500).

The 2024 Debentures bear interest at a rate of 9% per annum, payable semi-annually in US dollars on June 10 and December 10 in each year. Two thirds of the interest (equal to 6% per annum) is payable in cash and one third of the interest (equal to 3% per annum) is payable, subject to any required regulatory approval, in common shares of the Company, using the VWAP of the common shares on the NYSE for the 20 consecutive trading days ending three trading days preceding the date on which such interest payment is due. The 2024 Debentures are convertible at any time into common shares of the Company at the option of the debenture holders under certain conditions, at a conversion price of US$10.73 into a maximum of 23,299,161 common shares of the Company.

10

NexGen Energy Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2024 and 2023

(expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited

The 2024 Debentures were valued using a convertible bond pricing model based on a system of two coupled Black-Scholes equations where the debt and equity components are separately valued based on different default risks and assumptions. The inputs used in the pricing model as at September 30, 2024 and May 28, 2024 are as follows:

	September 30, 2024	May 28, 2024
Volatility	40.00%	44.00%
Expected life	4.7 years	5.0 years
Risk free interest rate	3.24%	4.29%
Expected dividend yield	0%	0%
Credit spread	22.53%	22.12%
Underlying share price of the Company	US$6.53	US$7.94
Conversion exercise price	US$10.73	US$10.73
10.	LEASES
(a)	Lease receivable

On April 5, 2023, NexGen completed a purchase agreement whereby the Company acquired $4,100 of equipment and immediately thereafter leased the equipment to a third party. The lease payments commence the first day of the month following the six-month anniversary of the date the equipment was delivered.

The undiscounted value of the remaining lease payments as at September 30, 2024 is as follows:
Less than 1 year		1 to 3 years	4 to 5 years	Over 5 years	Total
Lease receivable	$ 512	$ 1,025	$ 512	$ 1,581	$ 3,630

	September 30, 2024	December 31, 2023
Current portion	$ 512	$ 512
Non-current portion	3,118	3,502
Balance, end of period	$ 3,630	$ 4,014
(b)	Right-of-use assets
	September 30, 2024	December 31, 2023
Right-of-use assets, beginning of period	$ 1,474	$ 1,933
Additions	—	246
Depreciation	(587)	(705)
Balance, end of period	$ 887	$ 1,474

The right-of-use assets are related to corporate office and warehouse leases, and are included in the Other category in Note 6.

11

NexGen Energy Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2024 and 2023

(expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited

(c)	Lease liabilities
	September 30, 2024	December 31, 2023
Lease liabilities, beginning of period	$1,942	$2,463
Additions	—	254
Interest expense on lease liabilities	89	153
Payment of lease liabilities	(775)	(928)
Balance, end of period	$1,256	$1,942

Current portion	990	926
Non-current portion	266	1,016
Balance, end of period	$1,256	$1,942

The undiscounted value of the lease liabilities as at September 30, 2024 is $1,845 (December 31, 2023 - $2,952).

(d)	Amounts recognized in consolidated statements of net income (loss)
	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Expense relating to variable lease payments	$113	$105	$339	$313
11.	SHARE CAPITAL
(a)	Authorized capital

Share issuances for the nine months ended September 30, 2024:

During the nine months ended September 30, 2024, the Company issued 13,000,800 shares under the December Sales Agreement (as defined below) at an average price of $10.38 per share for gross proceeds of $134,948 and recognized $4,993 of share issuance costs, consisting of commission fees of $1,349 and other transaction costs of $3,644.

On May 14, 2024, the company closed an offering of 20,161,290 common shares, settled in the form of CHESS Depository Interests (“CDIs”) listed on the ASX for gross proceeds of $226,000 and recognized share issuance costs of $10,336, consisting of commission fees of $9,084 and other transaction costs of $1,252. Concurrent with and to facilitate the offering, NexGen and the Agents (as defined below) agreed to amend the December Sales Agreement by reducing the aggregate value of common shares that may be offered and sold under the ATM Program (as defined below) from up to $500 million to up to approximately $275.9 million.

During the nine months ended September 30, 2024, the Company issued 5,368,673 shares on the exercise of stock options for gross proceeds of $13,596 (Note 11(b)). As a result of the exercises, $7,386 was reclassified from reserves to share capital.

On May 28, 2024, the Company issued 909,090 shares relating to the establishment fee for the 2024 Debentures (Note 9).

On June 10, 2024, the Company issued 215,219 shares relating to the interest payment on the 2023 Debentures at a fair value of $2,088 (Note 9).

12

NexGen Energy Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2024 and 2023

(expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited

Share issuances for the year ended December 31, 2023:

On January 6, 2023, NexGen established an at-the-market equity program (the “ATM Program”) pursuant to the terms of an equity distribution agreement dated January 6, 2023 (the “January Sales Agreement”) with Virtu ITG Canada Corp., as Canadian agent, and Virtu Americas, LLC, as U.S. agent (together, the “Agents”), which allowed it to issue up to $250 million of common shares.

On December 11, 2023, NexGen updated its ATM Program in accordance with the terms of an equity distribution agreement dated December 11, 2023 (the “December Sales Agreement”) with the Agents, which allowed it to issue up to $500 million of common shares. Concurrent with entering into the December Sales Agreement, the January Sales Agreement was terminated.

From the commencement of the January Sales Agreement up to its termination, the Company issued 24,724,125 shares under the ATM Program at an average price of $7.36 per share for gross proceeds of $182,066 and recognized $6,890 of share issuance costs, consisting of commission fees of $3,704 and other transaction costs of $3,186. The share issuance costs have been presented net within share capital. The Company did not issue shares under the December Sales Agreement during the year ended December 31, 2023.

During the year ended December 31, 2023, the Company issued 8,608,816 shares on the exercise of stock options for gross proceeds of $26,349 (Note 11(b)). As a result of the exercises, $16,288 was reclassified from reserves to share capital.

On June 9, 2023, the Company issued 46,038 shares relating to the interest payment on the 2020 Debentures at a fair value of $270 (Note 9).

On September 22, 2023, the Company issued 634,615 shares relating to payment of the establishment fee for the 2023 Debentures at a fair value of $4,443 (Note 9).

On September 28, 2023, the Company issued 8,663,461 common shares relating to the conversion of the principal of the 2020 Debentures at a fair value of $72,773. In addition, 19,522 common shares were issued relating to the accrued and unpaid interest up to the date of conversion for the 2020 Debentures at a fair value of $164 (Note 9).

On December 11, 2023, the Company issued 113,803 shares relating to the interest payment on the 2023 Debentures at a fair value of $1,064 (Note 9).

(b)	Share options

Pursuant to the Company’s stock option plan, directors may, from time to time, authorize the issuance of options to directors, officers, employees and consultants of the Company, enabling them to acquire up to 20% of the issued and outstanding common shares of the Company.

The options can be granted for a maximum term of 10 years and are subject to vesting provisions as determined by the Board of Directors of the Company.

A summary of the changes in the share options is presented below:

	Options outstanding	Weighted average exercise price (C$)
At December 31, 2022	49,638,890	$4.07
Granted	10,849,062	8.15
Exercised	(8,608,816)	3.06
Forfeited	(313,334)	5.51
At December 31, 2023	51,565,802	$5.08
Granted	1,825,000	7.51
Exercised	(5,368,673)	2.53
Forfeited	(145,001)	7.06
At September 30, 2024 - Outstanding	47,877,128	$5.46
At September 30, 2024 - Exercisable	39,360,352	$4.96

13

NexGen Energy Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2024 and 2023

(expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited

The following weighted average assumptions were used for Black-Scholes valuation of the share options granted:

	For the three months ended September 30,	For the nine months ended September 30,
	2024	2023	2024	2023
Expected stock price volatility	61.77%	61.57%	61.77%	61.64%
Expected life of options	5 years	5 years	5 years	5 years
Risk free interest rate	2.95%	4.00%	2.95%	3.91%
Expected forfeitures	0%	0%	0%	0%
Expected dividend yield	0%	0%	0%	0%
Weighted average fair value per option granted in period	$4.10	$3.90	$4.10	$3.85
Weighted average exercise price	$7.51	$6.99	$7.51	$6.91

Share-based payments for options vested for the three and nine months ended September 30, 2024 amounted to $9,337 and $23,235, respectively (three and nine months ended September 30, 2023 - $12,925 and $27,391, respectively) of which $8,236 and $20,320, respectively (three and nine months ended September 30, 2023 - $10,901 and $23,074, respectively) was expensed to the statement of net income (loss) and comprehensive income (loss) and $1,101 and $2,915, respectively (three and nine months ended September 30, 2023 - $2,024 and $4,317, respectively) was capitalized to exploration and evaluation assets (Notes 5 and 12).

12.	SUPPLEMENTAL CASH FLOW INFORMATION

The Company did not have any cash equivalents as at September 30, 2024 and December 31, 2023.

a)	Schedule of non-cash investing and financing activities:
	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Capitalized share-based payments	$1,101	$2,024	$2,915	$4,317
Exploration and evaluation asset expenditures included in accounts payable and accrued liabilities	2,489	(8,091)	(4,139)	(11,555)
Interest expense included in accounts payable and accrued liabilities	11,158	221	13,959	299
Issuance of convertible debentures	—	—	330,916	—
Purchase of U3O8 strategic inventory	—	—	(341,150)	—

14

NexGen Energy Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2024 and 2023

(expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited

13.	RELATED PARTY TRANSACTIONS

The remuneration of key management which includes directors and management personnel responsible for planning, directing, and controlling the activities of the Company during the period was as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2024	2023	2024	2023
Short-term compensation(1)	$829	$1,030	$2,477	$3,741
Share-based payments(2)	6,771	10,327	16,880	22,003
Consulting fees(3)	32	32	97	97
	$7,632	$11,389	$19,454	$25,841

(1) Short-term compensation to key management personnel for the three and nine months ended September 30, 2024 amounted to $829 and $2,477,(2023 - $1,030 and $3,741) of which $829 and $2,477 (2023 - $959 and $3,551) was expensed and included in salaries, benefits, and directors’ fees on the statement of net income (loss) and comprehensive income (loss). The remaining $nil and $nil (2023 - $71 and $190) was capitalized to exploration and evaluation assets.

(2) Share-based payments to key management personnel for the three and nine months ended September 30, 2024 amounted to $6,771 and $16,880 (2023 - $10,327 and $22,003) of which $6,771 and $16,880 (2023 - $10,193 and $21,544) was expensed and $nil and $nil (2023 - $134 and $459) was capitalized to exploration and evaluation assets.

(3) The Company used consulting services from a company associated with one of its directors in relation to advice on corporate matters for the three and nine months ended September 30, 2024 amounting to $32 and $97 (2023 - $32 and $97)

The Company received rental income for shared office space from an associate for the three and nine months ended September 30, 2024 of $8 and $25 (2023 - $nil and $nil).

As at September 30, 2024, there was $54 (December 31, 2023 - $43) included in accounts payable and accrued liabilities owing to its directors and officers for compensation.

14.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments consist of cash, amounts receivable, lease receivable, accounts payable and accrued liabilities, and convertible debentures.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values.

The three levels of the fair value hierarchy are:

•	Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities
•	Level 2 - inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 - inputs that are not based on observable market data.

The Company’s cash, amounts receivable, accounts payable and accrued liabilities, and lease receivable are classified as Level 1 as the fair values of the Company’s cash, amounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature and the lease receivable’s fair value is equal to its carrying value.

The convertible debentures are re-measured at fair value at each reporting date with any change in fair value recognized in the consolidated statement of net loss with the exception that under IFRS 9, the change in fair value that is attributable to change in credit risk is presented in other comprehensive loss (Note 9). The convertible debentures are classified as Level 2.

15

NexGen Energy Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2024 and 2023

(expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited

Financial Risk

The Company is exposed to varying degrees of a variety of financial instrument-related risks. The Board approves and monitors the risk management processes, controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments potentially subject to credit risk are cash, amounts receivable, and lease receivable. The Company holds cash with large Canadian banks. The Company’s amounts receivable consists of input tax credits receivable from the Government of Canada and interest accrued on cash. The lease receivable is secured by the leased equipment. Accordingly, the Company does not believe it is subject to significant credit risk.

The Company’s maximum exposure to credit risk is as follows:

	September 30, 2024	December 31, 2023
Cash	$537,766	$290,743
Accounts receivable	1,238	1,940
Lease receivable	3,630	4,014
	$542,634	$296,697

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital to meet short-term obligations. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at September 30, 2024, NexGen had cash of $537,766 to settle current liabilities of $468,574 including the convertible debentures.

The Company’s significant undiscounted commitments at September 30, 2024 are as follows (the convertible debentures are classified as a current liability due to the adoption of amendments to IAS 1 (Note 3(d)), however there is no obligation to cash settle these in the next twelve months):

	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years	Total
Trade and other payables	$37,660	$—	$—	$—	$37,660
Convertible debentures (Note 9)	429,924	—	—	—	429,924
Lease liabilities (Note 10(c))	1,476	369	—	—	1,845
	$469,060	$369	$—	$—	$469,429

As at December 31, 2023 - Restated (Note 3(d)):

	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years	Total
Trade and other payables	$26,986	$—	$—	$—	$26,986
Convertible debentures (Note 9)	158,478	—	—	—	158,478
Lease liabilities (Note 10(c))	1,476	1,476	—	—	2,952
	$186,940	$1,476	$—	$—	$188,416

16

NexGen Energy Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2024 and 2023

(expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited

As at January 1, 2023 - Restated (Note 3(d)):

	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years	Total
Trade and other payables	$13,723	$—	$—	$—	$13,723
Convertible debentures (Note 9)	80,021	—	—	—	80,021
Lease liabilities (Note 10(c))	1,346	2,574	—	—	3,920
	$95,090	$2,574	$—	$—	$97,664

Foreign Currency Risk

The functional currency of the Company and its subsidiaries is the Canadian dollar. The Company is affected by currency transaction risk and currency translation risk. Consequently, fluctuations of the Canadian dollar in relation to other currencies impact the fair value of financial assets, liabilities and operating results. Financial assets and liabilities subject to currency translation risk primarily includes US dollar denominated cash, US dollar accounts payable and the convertible debentures. The Company maintains Canadian and US dollar bank accounts in Canada.

The Company is exposed to foreign exchange risk on its US dollar denominated convertible debentures. At maturity, the aggregate US$360 million principal amount of the convertible debentures is due in full, and prior to maturity, at a premium upon the occurrence of certain events. The Company holds sufficient US dollars to make all cash interest payments due under the convertible debentures for the next twenty-four months. Accordingly, the Company is subject to risks associated with fluctuations in the Canadian/US dollar exchange rate that may make the convertible debentures more costly to repay.

As at September 30, 2024, the Company’s US dollar net financial liabilities were US$274,149. Thus a 10% change in the Canadian dollar versus the US dollar exchange rates would give rise to a $37,079 change in net income (loss) and comprehensive income (loss).

While the Company’s strategic inventory is not a financial instrument, the prices of uranium are quoted in US dollars and routinely traded in US dollars, and fluctuations in the Canadian dollar relative to the U.S. dollar can significantly impact the valuation of the Company’s physical uranium in Canadian dollars.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

Equity and Commodity Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Accordingly, significant movements in share price may affect the valuation of the 2023 Debentures and 2024 Debentures which may adversely impact its earnings.

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatility. Future declines in commodity prices may impact the valuation of long-lived assets. The Company closely monitors commodity prices of uranium, individual equity movements, and the stock market to determine the appropriate course of action, if any, to be taken by the Company.

Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company holds its cash in bank accounts that earn variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on the estimated fair value of the Company’s cash balances as of September 30, 2024. The Company manages interest rate risk by maintaining an investment policy for short-term investments. This policy focuses primarily on preservation of capital and liquidity. The Company monitors the investments it makes and is satisfied with the credit rating of its banks. The convertible debentures in an aggregate principal amount of US$360 million, carry fixed interest rates of 9.0% per annum and are not subject to interest rate fluctuations.

17

NexGen Energy Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2024 and 2023

(expressed in thousands of Canadian dollars, except as otherwise stated) - Unaudited

15.	EARNINGS (LOSS) PER SHARE

Basic net earnings (loss) per share provides a measure of the interests of each ordinary common share in the Company’s performance over the period. Diluted net earnings (loss) per share adjusts basic net income (loss) per share for the effect of all dilutive potential common shares.

Weighted average shares outstanding used to calculate basic and diluted earnings per common share are as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2024	2023	2024	2023

Diluted loss per share
Weighted average number of common shares	564,693,987	491,274,394	550,962,116	489,872,514
Effect of dilutive options	17,634,590	—	—	—
Effect of conversion of 2023 and 2024 Debentures	39,571,350	—	—	—
Weighted average number of common shares (diluted)	621,899,927	491,274,394	550,962,116	489,872,514

For the three and nine months ended September 30, 2024, 30.2 million and 47.9 million (September 30, 2023 - 49.0 million and 49.0 million) anti-dilutive options were excluded from the diluted weighted average number of common shares calculation.

16.	SUBSEQUENT EVENTS

On October 2, 2024, IsoEnergy announced that it entered into a definitive agreement with Anfield Energy Inc. (“Anfield”), for IsoEnergy to acquire all of the issued and outstanding common shares of Anfield. Under the terms of the transaction, Anfield shareholders will receive 0.031 of a common share of IsoEnergy for each issued and outstanding common share of Anfield held. The transaction is expected to close in December 2024 and will dilute NexGen’s ownership in IsoEnergy to approximately 28%.

On October 15, 2024, the Company granted 250,000 stock options.

18